Robert Munroe

Experience

Odyssey Science, Inc. *President, CEO*

June 2020 - Present

Swansea, MA

Founders Science Group, *COO*

August 2014 - Present

Taunton, Massachusetts

PreCision Dermatology, *Laboratory Director*

2004 - 2014

Cumberland, RI

Education

Bridgewater State University

Bachelor's, Chemistry